Exhibit 99.3

Copyright © 2025 BetaNXT, Inc. or its affiliates. All Rights Reserved styleIPC Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 p.m. EST on May 22, 2025) The undersigned registered holder of American Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, insofar as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of MEDIROM Healthcare Technologies Inc. registered in the name of the undersigned on the books of the Depositary as of the close of business on February 28, 2025 at the Annual General Meeting of Shareholders of MEDIROM Healthcare Technologies Inc. to be held on May 30, 2025 in Minato-ku, Tokyo, Japan. NOTE: 1. Please direct the Depositary how it is to vote by placing an X in the appropriate box opposite the resolution. 2. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then the Depositary will not vote such items. 3. It is understood that, if this form is not signed, or not returned, the Depositary will not vote such items. MEDIROM Healthcare Technologies Inc. PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE MEDIROM Healthcare Technologies Inc. Annual General Meeting For Shareholders of record as of February 28, 2025 Friday, May 30, 2025 9:00 AM, Local Time BNY Mellon: PO BOX 505006, Louisville, KY 40233-5006 Internet: www.proxypush.com/MRM • Cast your vote online • Have your Proxy Card ready • Follow the simple instructions to record your vote Phone: 1-866-834-5915 • Use any touch-tone telephone • Have your Proxy Card ready • Follow the simple recorded instructions Mail: • Mark, sign and date your Proxy Card • Fold and return your Proxy Card in the postage-paid YOUR VOTE IS IMPORTANT! envelope provided PLEASE VOTE BY: 12:00 p.m. EST on May 22, 2025. Have your ballot ready and please use one of the methods below for easy voting: Your vote matters! Your control number Have the 12 digit control number located in the box above available when you access the website and follow the instructions.

MEDIROM Healthcare Technologies Inc. Annual General Meeting Please make your marks like this: PROPOSAL YOUR VOTE BOARD OF DIRECTORS RECOMMENDS FOR AGAINST #P1# #P1# FOR #P2# #P2# FOR #P4# #P4# FOR #P5# #P5# FOR #P6# #P6# FOR (i) To approve the Company's financial statements (ii) To reduce the Company's registered paid-in capital by re-classifying certain amounts as other capital surplus in the Company's books and records (iii) To re-elect four (4) directors to serve for the ensuing year as members of the Board of Directors Kouji Eguchi Fumitoshi Fujiwara Tomoya Ogawa Akira Nojima #P7# #P7# FOR Proposal_Page - VIFL Authorized Signatures - Must be completed for your instructions to be executed. Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form. Signature (and Title if applicable) Date Signature (if held jointly) Date